Aegean Marine Petroleum Network Inc.

Safe Harbor Statement
Except for historical information contained herein, the statements in this presentation are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-
looking statements involve known and unknown risks and uncertainties that may cause the actual results in future periods of Aegean Marine Petroleum Network, Inc. to differ materially from forecasted results. Those risks include, among others, changes in customer orders and demand for our products; the liquidity of credit markets;
changes in raw material, labor, equipment and transportation costs; pricing actions by the Company and its competitors; changes in law or the uncertainty of the application of law and regulation; the ability to attract and retain management and employees; the inability to successfully execute management strategies with respect to cost containment, production increases or decreases, inventory control, and the integration of acquired businesses, and general changes in economic and financial conditions, residential and non-residential construction and municipal spending.  Risks associated with forward-looking statements are more fully described in our filings with the Securities and Exchange Commission. Aegean Marine Petroleum Network Inc. assumes no duty to update its forward-looking statements as of any future date.
Non-GAAP Financial Measures
Within this presentation, the Company makes reference to certain non-GAAP financial measures, which have directly comparable GAAP financial measures as identified in this presentation. These non-GAAP measures are provided because they are used as standard metrics by the investment community. We believe these measures will assist the investment community in properly assessing the underlying performance of the Company.
Disclosure

Powering the World…

4

Investment Highlights
  Global network serving 19 markets and over 50 ports worldwide
  World-class integrated marine fuel logistics chain highlighted by:
  More than $7 billion in annual sales
  Over 26 thousand vessels supplied annually delivering approximately 11 million metric tons of marine fuel
  World’s largest double-hull bunkering fleet totaling over 70 vessels
  Blue-chip customer base
  Extensive risk management controls
  On-site blending facilities
  Over 1.5 million cubic meters of storage capacity in 11 countries worldwide
  Strong financial foundation, including more than $940 million in total working capital credit facilities
  Experienced management team with a solid track record
  Proven strategy to emerge from current downturn as stronger Company and grow cash flows over the long term
Aegean Marine is a global marine fuel logistics company which fuels the maritime shipping industry.

Agenda
  Company
  Industry
  Strategy
  Financial Overview

Company

Company: Experienced Management Team
Peter C. Georgiopoulos Chairman of the Board	Chairman of Aegean since IPO (December 2006). Founder and Chairman of General Maritime Founder and Chairman of Genco Shipping and Trading Founder and Chairman of Baltic Trading Ltd
E. Nikolas Tavlarios President & Principal Executive Officer
  President of Aegean since IPO.
  Former Vice President, General Maritime- directed business development, maintained relationships with major oil companies, and commissioned Portugal office.
  Former Manager, General Maritime Management (GMM) Hellas.
  Former Executive Director of Rockefeller Center for Tishman Speyer.

Dimitris Melisanidis Head of Corporate Development	Head of Corporate Development since January 2005. Founded Aegean in 1995 and acted as CEO until IPO.
Spyros Fokas Director, Corporate Secretary & General Counsel
  Corporate Secretary and General Counsel for Aegean since January 2005 and has acted as
 Legal Counsel since 1998.
  Founder of Associated Piraeus Law Offices.
  Member of Greek Maritime Law Association and Hellenic Society of Maritime Lawyers.

Spyros Gianniotis Chief Financial Officer	Chief Financial Officer for Aegean since September 2008. Former Assistant General Manager and Head of Shipping at Piraeus Bank, A.E. Former Vice President, Senior Relationship Manager at Citibank N.A.

New York
Jamaica
Gibraltar
Fujairah
Singapore
Pireaus
Aegean operated five service centers at IPO…
Company: Aegean, December 2006

Amsterdam / Rotterdam /
Montreal
New York
Panama
Service Centers
Markets Served

Vancouver
Mexico
Jamaica
Trinidad &
 Tobago
Gibraltar
Northern Europe
Antwerp
Tangiers
Piraeus / Patras
West Africa
Fujairah
Singapore

Portland
Las Palmas
Cape Verde
Tenerife
Aegean has expanded its global network to 19
markets covering more than 50 ports…
Company: Aegean Today

ARA
Canary Islands
Panama
Piraeus / Patras
Gibraltar
U.A.E.
Jamaica
Singapore
West Africa
N. Europe
U.K.
Vancouver
Trinidad
Morocco

  Global reach
  Modern double hull fleet
  Integrated service capability
  Effective credit controls
  Tank storage in strategic locations
  Strong customer relationships
  Independent supplier of marine lubricants
Company: Business Overview
Aegean’s integrated supply model
includes:
Q3 2011 Volume Sold

Marketing, Sales and Procurement		Physical Operations		Working Capital Funding
Receive client order Lock in sales price	Lock-in purchase price	Load bunkering tanker	Physical delivery of fuel	Pay supplier	Receive payment
DAY 1	1 to 3	4	5	25	35
A Sample Transaction Cycle…
  Conservative risk management approach focuses on:
  Synchronized purchasing strategies that match supply and demand to mitigate commodity price risk
  Conducting transactions with a broad and diverse group of high credit quality customers
Company: Conservative Risk Management Approach

LPG/LNG
Reefers
Other
Chemical
Tankers
Tankers
Cruise Ships
Car Carriers
Bulkers
Containerships

Aegean’s Sales by Client Sector
  Approximate percentages.
  Strong relationships with international shipping companies, leading cruise lines and fuel traders
  Strong and diverse customer base combined with sophisticated credit management systems mitigate counterparty risk and provide top-line predictability
  In five years of operation, bad debt expense has totaled approximately $100,000
Company: Diverse, High-Quality Customer Base
(1)
(1)

Industry

Industry: Demand Fundamentals

World GDP and Bunker Demand

Global GDP (USD trillions)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Bunker Demand (,000 mt/year)
1995
1998
2001
2004
2007
2010
2013
2016
2019
World GDP (USD trillions)
Bunker Demand (,000 mt/year)

Source: IEA, EPA, Company Estimates

World Seaborne Trade (million tons)

10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Emerging and developing economies
World
Advanced economies
2007
08
09
10
11
12
13
12
10
8
6
4
2
0
-2
-4
-6
-8
-10

  Global GDP growth of 3.3% and
 3.9% respectively in 2012 and 2013
  Continued expansion of world
 seaborne trade and world fleet
 driving demand for all grades of
 marine fuel
  Strong bunker sales volumes in
 major ports
  Singapore 5.6% increase over 2010
  Rotterdam 2.6% increase over 2010
  Fujairah expected 4% increase over
 2010

  IMF “World Economic Outlook - Update” January 2012
(1)
(1)
Global GDP Growth
(Percent; quarter over quarter)
Source: Clarksons SIN
Source: IMF Estimates

Bunker Suitable Fleet Development

2,500
2,000
1,500
1,000
500
-
2012
2013
2014
2015
2016
2017
Double Hull
Single Hull

Source: Clarksons SIN, Company Estimates

Low Sulfur 380cst Price Premium - Antwerp

$80
$60
$40
$20
$-
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Feb-11
Apr-11
Jun-11
Aug-11
Oct-11
Dec-11

Industry: Dynamic Regulatory Landscape
  MARPOL Annex I - Single-Hull Phase-Out
  Approximately 850 vessels or in excess of 40% of
 existing fleet to become obsolete by 2017
  Small Tanker (sub-10,000dwt) orderbook of
 approximately 250 vessels
  Implied small double-hull tanker supply gap of over
 600 vessels
  MARPOL Annex VI - Emissions Regulation
  Tightening sulfur limits will drive demand for low
 sulfur fuel oil and distillate pushing premiums over
 high-sulfur IFO higher over time
  Reliable sourcing, strategic positioning to supply
 ECA bound vessels and segregated tanks for
 multiple grades of fuel delivery are increasingly
 valuable differentiators
Source: Clarksons SIN

Enforcement Date	Enforcement Area	Sulfur Limit	Fuel Grade
In force	**Global**	3.50%	IFO
In force	**ECA's**	1.00%	IFO/MDO/MGO
In force	California waters (24nm)	1.50% 0.50%	MGO MDO
In force	EU inland waterways and at berth > 2 hours	0.10%	
January 1, 2012	**Global**	3.50%	IFO
August 1, 2012	**ECA - North America**	1.00%	IFO/MDO/MGO
August 1, 2013	**ECA - Puerto Rico, US VI**	1.00%	IFO/MDO/MGO
January 1, 2014	California waters (24nm)	0.10%	MGO, MDO
January 1, 2015	**ECA**	0.10%	IFO/MDO/MGO
January 1, 2020	**Global**	0.50%	IFO/MDO/MGO

Industry: Low-Sulfur Landscape
Emission Control Area
Potential Future Emission Control Areas
  Modern fleet featuring segregated tanks allows for sale of multiple fuel grades in a single delivery
  Significant financial liquidity enables Company to capitalize on this attractive market opportunity as demand for low-sulfur product continues to increase

Strategy

Strategy
Geographic sales mix by entering new markets
with attractive growth potential
STRENGTHEN
GENERATE
Significant operating leverage over the long term as sales
volumes increase via improved asset utilization
CREATE
Synergies through integration of services,
including onshore storage and marine lubricants
EXPAND
Global brand recognition
MAINTAIN
Strong financial foundation

3
4
5
6
11
14
16
19
2004
2005
2006
2007
2008
2009
2010
2011

Strategy: Expansion into Strategic Locations
Start-Up	Acquisitions
West Africa (Q1 2008) Patras (Q1 2009) Tanger-Med (Q1 2009) Trinidad and Tobago (Q2 2009) Cape Verde (Q1 2011) Panama (Q2 2011) Tenerife (Q2 2011)	Northern Europe - Bunkers at Sea (Q4 2007) United Kingdom - Portland (Q4 2007) Vancouver, Montreal, Mexico - ICS (Q3 2008) Amsterdam - Rotterdam - Antwerp - Verbeke (Q1 2010) Las Palmas - (Q2 2010)
Geographic Markets

AEGEAN FLEET
	Current	On Order	Q1 2012
	68	1	69
Average Age	12 years
Number of Vessels on Charter	5
  Modern fleet provides significant commercial advantage
  Financing for all new builds has been secured at
 favorable rates reduces overall cost structure and
 increases equity returns
  44% fleet growth CAGR since 2006 IPO increases global
 footprint and creates considerable operating efficiencies
  Taken delivery of 30 newbuild bunkering vessels
  Expect one additional vessel in Q1 2012
Note: Assumes no scrapping or sales.
  ‘On Order Fleet’ includes both vessels and barges.
  Includes chartered in vessels via Verbeke acquisition
(1)
(1)
Strategy: Modern Fleet
(2)
(2)
Number of Vessels/Barges

Strategy: Poised for Growth - Storage Expansion
Strategic Benefits of Storage
  Support core physical supply operations by ensuring availability of product in key markets
  Strengthen Aegean Marine’s buying power
  Generate incremental income by leasing excess storage space to third parties
Land Based Storage		Floating Storage
Location	Capacity	Location	Capacity
Fujairah - Expected completion 1Q13	500,000 m3	Ghana	70,000 dwt
Jamaica - under development	80,000 m3	Gibraltar	80,000 dwt
Portland	40,000 m3	Fujairah	70,000 dwt
Tanger-Med - Expected commencement 1Q12	218,000 m3	Mediterranean	25,000 dwt
Panama	470,000 m3	Amsterdam-Rotterdam-Antwerp	2,500 dwt
Las Palmas	65,000 m3
Approximate Total	1,373,000 m3	Approximate Total	247,500 dwt

Lubricant Sales Volume (mt)
25,000
20,000
15,000
10,000
5,000
-
2007
2008
2009
2010
Through 3Q11

Marine Lubricants	Oils used by vessels to reduce friction in engines and machines.
Size of Global Market	2mm metric tons
Market Dynamics	Dominated by the majors
Aegean’s Entrance into Market	2007
(1)
(1)
  Aegean estimates
128% CAGR
Strategy: Marine Lubricants

Lloyd's Register

EMSA

ISO International Organization for Standardization

Strategy: Global Brand Recognition
  Stellar environmental record with no major environmental accidents
  Strong internal controls and intense focus on safety ensure compliance with international maritime laws
  Several important certifications from key international agencies
  ISO 9001 certified for Provision of Procurement Services for Marine Fuel Oils and Lubricants
  ISO 14001 certified for Environmental Management System
  TR-8 certified by Lloyds for Quality Management for Bunker Supply
  Awarded contract from European Maritime Safety Agency in November 2009
  Increase oil pollution response capacity in English channel
  On stand-by through 2013 to provide rapid oil spill recovery services

Strategy: Strong Financial Foundation
  Access to over $1 billion in available credit enables Company to continue to expand its global footprint and increase market share
  $940 million in working capital credit facilities
  Over $200 million in supplier credit
  Significant financial liquidity provides competitive advantage
  Aegean Marine buys in bulk, effectively strengthening relationships with suppliers and providing access to pricing discounts unavailable to smaller competitors
  Manage fluctuations in marine fuel prices while competitors are often capital constrained
  Superior financing terms on newbuild ships reduces Cost of Capital and improves profitability
  Strong capital structure
  Net debt of $130 million
  Fixed asset debt to TTM EBITDA of 4x
(1)
(1)
  As of September 30, 2011
(1)
(1)
(1)
(1)

Recent Results

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$ ,000
2005
2006
2007
2008
2009
2010
as of 3Q11

Financial Overview: EBITDA

3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1q07
2q07
3q07
4q07
1q08
2q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
3q10
4q10
1q11
2q11
3q11

32.8% CAGR
Financial Overview: Sales Volumes (mt)

$34
$32
$30
$28
$26
$24
$22
$20
$18
$16
$14
$12
$10
1q07
2q07
3q07
4q07
1q08
2q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
3q10
4q10
1q11
2q11
3q11
Pre-Verbeke Acquisition
Post-Verbeke Acquisition

Financial Overview: Gross Spread per MT

$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
-$2.0
-$4.0
1q08
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
3q10
4q10
1q11
2q11
3q11
Bunker Vessel OPEX
Bunker Vessel OPEX ex fuel
G&A Expenses
Storage Costs
Operating Income

Financial Overview: Fixed Cost per Metric Ton
  Q3 2011 Operating Income adjusted to exclude one-time loss on sale of vessel

700
600
500
400
300
200
100
0
Metric tons delivered per vessel per day
70
60
50
40
30
20
10
0
Fleet Size
3q08
4q08
1q09
2q09
3q09
4q09
1q10
2q10
3q10
4q10
1q11
2q11
3q11
Gross
Adjusted
Fleet

Financial Overview: Utilization vs. Fleet Expansion
(1,2)
(1,2)
  Utilization is measured as volume (in metric tons) delivered per vessel per day.
  Adjusted figure excludes non-operating (off-hire) days caused by both scheduled and unscheduled maintenance requirements and charter hire days

  All amounts are in thousands of USD unless otherwise specified.
  Net Revenues= Total Revenues - Cost of Goods Sold - Cargo Transportation Expenses
  Figures are adjusted to exclude one-time loss on sale of vessel
(1)
(1)
Year-on-Year Comparison
	3q10	3q11	YoY %
Sales Volumes (MT)	2,871,711	2,715,439	(5.4%)
Net Revenue	$60,454	$77,246	27.8%
EBITDA	$14,108	$22,374	58.6%
Operating Income	$9,795	$13,846	41.4%
Net Income	$4,609	$5,298	15.0%
Quarter-on-Quarter Comparison
	2q11	3q11	QoQ %
Sales Volumes (MT)	2,635,881	2,715,439	3.0%
Net Revenue	$69,989	$77,246	10.4%
EBITDA	$18,823	$22,374	18.9%
Operating Income	$10,883	$13,846	27.2%
Net Income	$3,224	$5,298	64.3%
(2)
(2)
(2)
(2)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
(3)
Financial Overview: Selected Financials

Financial Overview: Balance Sheet as of September 30, 2011
Assets		Liabilities
Cash and cash equivalents	$37,565	Trade payables	$242,726
Trade receivables (net)	583,447	Short-term debt	337,006
Inventory	170,215	Current portion of long-term debt	21,510
Other current assets	60,134	Other current liabilities	38,507
Current Assets	851,361	Total Current Liabilities	639,749
Fixed Assets	527,142	Long-term debt (net)	342,084
Other non-current assets	81,436	Other non-current liabilities	6,091
		Equity	472,015
Total Assets	$1,459,939	Total Liabilities and Equity	$1,459,939
Additional Data

Net Debt	$130,472
Fixed Asset Debt	$240,594
Fixed Asset Debt excluding Trade Finance and Trade Payables to TTM EBITDA	4.0x

33

Investment Highlights
  Global network serving 19 markets and over 50 ports worldwide
  World-class integrated marine fuel logistics chain highlighted by:
  More than $7 billion in annual sales
  Over 26 thousand vessels supplied annually delivering approximately 11 million metric tons of marine fuel
  World’s largest double-hull bunkering fleet totaling over 70 vessels
  Blue-chip customer base
  Extensive risk management controls
  On-site blending facilities
  Over 1.5 million cubic meters of storage capacity in 11 countries worldwide
  Strong financial foundation, including more than $940 million in total working capital credit facilities
  Experienced management team with a solid track record
  Proven strategy to emerge from current downturn as stronger Company and grow cash flows over the long term
Aegean Marine is a global marine fuel logistics company which fuels the maritime shipping industry.

NEW YORK CARACAS LONDON GIBRALTAR DUBAI SINGAPORE
AEGEAN
AEGEAN
MARINE PETROLEUM